EXHIBIT 99.1

Independent Proxy Advisory Firm ISS Recommends MAG Silver Corp. Shareholders Vote “FOR” the Plan of Arrangement With Pan American Silver Corp.

All amounts expressed in U.S. dollars unless otherwise indicated.

VANCOUVER, British Columbia, June 19, 2025 (GLOBE NEWSWIRE) -- MAG Silver Corp. (TSX / NYSE American: MAG) (“MAG”, or the “Company”) is pleased to announce that Institutional Shareholder Services Inc. (“ISS”), a leading independent proxy advisory firm, has issued a report recommending that MAG shareholders (“Shareholders”) vote FOR the special resolution approving the previously announced plan of arrangement (the “Arrangement”) with Pan American Silver Corp. (the “Purchaser” or “Pan American”) at the Company’s upcoming special meeting of Shareholders (the “Meeting”).

Pursuant to the Arrangement, the Purchaser will acquire all of the issued and outstanding shares of the Company (the “MAG Shares”), with Shareholders receiving total consideration of approximately $2.1 billion representing $20.54 per MAG Share, based on the closing price of Pan American’s common shares (each, a “Pan American Share”) on the New York Stock Exchange on May 9, 2025.

Under the terms of the Arrangement, Shareholders will be able to elect to receive the consideration as either: (i) $20.54 in cash per MAG Share, or (ii) $0.0001 in cash and 0.755 Pan American Shares per MAG Share, subject to proration such that the aggregate consideration paid to all Shareholders consists of $500 million in cash and the remaining consideration paid in Pan American Shares.

The Arrangement will be voted on at the Meeting to be held on July 10, 2025 at 9:00 a.m. (Vancouver time).

ISS is a leading independent proxy voting and corporate governance advisory firm whose recommendation may influence how certain pension funds, investment managers, mutual funds, and other institutional shareholders vote.

In its recommendation to vote FOR the resolution approving the Arrangement, ISS stated that the Arrangement provides shareholders with “premium value to the unaffected date and an attractive blend of cash (subject to proration) and/or equity consideration.” ISS also noted that “the consideration represents the highest price for MAG shares going back to 2021” and the combined company will have a larger, more diversified asset portfolio and will offer Shareholders the benefits of increased liquidity, scale, and market presence.

Important additional information regarding the Arrangement, including the rights and entitlements of Shareholders thereunder and how Shareholders can attend and vote at the Meeting, is set out in the Company’s information circular dated June 6, 2025 and accompanying meeting materials. The meeting materials were mailed to all Shareholders of record as of June 2, 2025 and are also available on the Company’s website at https://magsilver.com/investors/#pan-american-meeting and under the Company’s profile on SEDAR+ at www.sedarplus.ca.

Vote Today

Act Now. The deadline for Shareholders to vote FOR the Arrangement is 9:00 a.m. (Vancouver time) on Tuesday, July 8, 2025.

Shareholder Questions and Assistance

If you have any questions or need assistance voting, contact Kingsdale Advisors using your preferred method of communication:

  Call: 1-800-775-1986 (toll‐free in North America)
  Call: 1-416-623-2517 (text and call enabled outside North America)
  Email: contactus@kingsdaleadvisors.com

About MAG Silver Corp. (www.magsilver.com)

MAG Silver Corp. is a growth-oriented Canadian mining and exploration company focused on advancing high-grade, district scale precious metals projects in the Americas. MAG is a top-tier primary silver mining company through its (44%) joint venture interest in the 4,000 tonnes per day Juanicipio Mine, operated by Fresnillo (56%). The mine is located in the Fresnillo Silver Trend in Mexico, the world’s premier silver mining camp, where in addition to mining and processing operations, an expanded exploration program is in place targeting multiple highly prospective targets. MAG is also executing multi-phase exploration programs at the 100% earn-in Deer Trail Project in Utah and the 100% owned Larder Project, located in the historically prolific Abitibi region of Canada.

Neither the Toronto Stock Exchange nor the NYSE American LLC has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

Certain information contained in this release are “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred as “forward-looking statements”), including the “safe harbour” provisions of provincial securities legislation, the U.S. Private Securities Litigation Reform Act of 1995, Section 21E of the U.S. Securities Exchange Act of 1934, as amended and Section 27A of the U.S. Securities Act. Such forward-looking statements include, but are not limited to the anticipated benefits of the Arrangement, including the nature of the combined company following completion of the Arrangement; the terms of the Arrangement, including the consideration thereunder; the timing of the Meeting and voting deadline in respect of the resolution approving the Arrangement; that MAG is emerging as a top-tier primary silver mining company through its interest in the Juanicipio Mine; and the details of the Company’s ongoing exploration programs at its projects.

When used in this release, any statements that express or involve discussions with respect to predictions, beliefs, plans, projections, objectives, assumptions or future events of performance (often but not always using words or phrases such as “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan”, “strategy”, “goals”, “objectives”, “project”, “potential” or variations thereof or stating that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions), as they relate to the Company or management, are intended to identify forward-looking statements. Such statements reflect the Company’s current views with respect to future events and are subject to certain known and unknown risks, uncertainties and assumptions.

Forward-looking statements are necessarily based upon estimates and assumptions, which are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company’s control and many of which, regarding future business decisions, are subject to change. Assumptions underlying the Company’s expectations regarding forward-looking statements contained in this release include, among others: the impact of inflation and disruptions to the global, regional and local supply chains; tonnage of ore to be mined and processed; future anticipated prices for gold, silver and other metals and assumed foreign exchange rates; the timing and impact of planned capital expenditure projects, including anticipated sustaining, project, and exploration expenditures; the ongoing impact on Pan American and timing of the court-mandated ILO 169 consultation process in Guatemala; ore grades and recoveries; capital, decommissioning and reclamation estimates; Pan American and the Company’s mineral reserve and mineral resource estimates and the assumptions upon which they are based; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions at any of Pan American and the Company’s operations; no unplanned delays or interruptions in scheduled production; all necessary permits, licenses and regulatory approvals for Pan American’s operations are received in a timely manner; Pan American and the Company’s ability to secure and maintain title and ownership to mineral properties and the surface rights necessary for our operations; whether Pan American and the Company is able to maintain a strong financial condition and have sufficient capital, to sustain their respective businesses and operations; and Pan American and the Company’s ability to comply with environmental, health and safety laws.

Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and many factors could cause actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and, other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For the reasons set forth above, investors should not attribute undue certainty to or place undue reliance on forward-looking statements.

Please Note: Investors are urged to consider closely the disclosures in MAG’s annual and quarterly reports and other public filings, accessible through the Internet at www.sedarplus.ca and www.sec.gov

For further information on behalf of MAG Silver Corp., please contact Fausto Di Trapani, Chief Financial Officer.
Phone: (604) 630-1399
Toll Free: (866) 630-1399
Email: info@magsilver.com